Ridgewood UK, LLC

      Consolidated Financial Statements

       December 31, 2002, 2001 and 2000

      Report of Independent Accountants


To the Members of
Ridgewood UK, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in members' equity and cash flows present fairly, in all material respects, the financial position of Ridgewood UK, LLC and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Florham Park, NJ
May 29, 2003

Ridgewood UK, LLC
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                     December 31,
                                             ----------------------------
                                                 2002            2001
                                             ------------    ------------

Assets:
Cash and cash equivalents ................   $  2,925,298    $  2,426,888
Accounts receivable, trade ...............      3,615,902       2,464,557
Other assets .............................        350,913         213,141
                                             ------------    ------------

     Total current assets ................      6,892,113       5,104,586
                                             ------------    ------------


Investment in Spanish landfill projects ..      1,370,564         766,335

Plant and equipment ......................     25,420,611      20,040,217
Less - Accumulated depreciation ..........     (4,204,739)     (2,287,288)
                                             ------------    ------------
      Plant and equipment, net ...........     21,215,872      17,752,929
                                             ------------    ------------


Electric power sales contracts and
 other intangibles .......................     21,865,668      19,891,901
Less - Accumulated amortization ..........     (3,716,837)     (1,976,152)
                                             ------------    ------------
      Electric power sales contracts and
       other intangibles, net ............     18,148,831      17,915,749
                                             ------------    ------------


     Total assets ........................   $ 47,627,380    $ 41,539,599
                                             ------------    ------------



Liabilities and Members' Equity:
Liabilities:
Current portion of long-term debt ........   $  1,118,497    $    609,550
Accounts payable and accrued expenses ....      2,523,437       2,444,681
Due to affiliates ........................        464,143         272,040
                                             ------------    ------------
     Total current liabilities ...........      4,106,077       3,326,271

Long-term debt, less current portion .....     19,842,782      13,878,183
Deferred income taxes ....................        918,249       1,081,202
Other non-current liabilities ............         77,699           --
Minority interest ........................      5,400,035       4,908,121

Commitments and contingencies

Members' equity ..........................     17,282,538      18,345,822
                                             ------------    ------------


     Total liabilities and members' equity   $ 47,627,380    $ 41,539,599
                                             ------------    ------------







      See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Operations
-------------------------------------------------------------------------------

                                            For the Year Ended December 31,
                                      -----------------------------------------

                                          2002           2001           2000
                                      -----------    -----------    -----------


Power generation revenue ..........   $ 9,120,088    $ 6,233,030    $ 5,559,304

Cost of sales, including
 depreciation and amortization of
 $2,978,809, $2,042,387 and
 $1,458,040 in 2002, 2001 and 2000      9,991,516      5,594,142      3,884,725
                                      -----------    -----------    -----------


Gross profit (loss) ...............      (871,428)       638,888      1,674,579

General and administrative expenses       451,224        240,540        192,041
Write down of investments in
 power generation projects ........       854,367           --             --
                                      -----------    -----------    -----------

     Total other operating expenses     1,305,591        240,540        192,041

Income (loss) from operations .....    (2,177,019)       398,348      1,482,538

Other income (expense):
     Interest income ..............        82,280        149,208        165,235
     Interest expense .............    (1,765,644)      (978,407)      (828,369)
     Equity income in Spanish
      landfill projects ...........        94,781         18,336           --
                                      -----------    -----------    -----------

       Other income (expense), net     (1,588,583)      (810,863)      (663,134)

Income (loss) before taxes ........    (3,765,602)      (412,515)       819,404

Income tax (benefit) expense ......      (168,847)       307,235        178,274
                                      -----------    -----------    -----------
Income (loss) before
 extraordinary loss ...............    (3,596,755)      (719,750)       641,130

Extraordinary loss from early
  extinguishments of debt .........          --             --           89,610
                                      -----------    -----------    -----------
Net income (loss) before
 minority interest ................    (3,596,755)      (719,750)       551,520

Minority interest in
 CLP Envirogas, Ltd ...............       779,603        170,920          --
                                      -----------    -----------    -----------

Net income (loss) .................   $(2,817,152)   $  (548,830)   $   551,520
                                      -----------    -----------    -----------






    See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------



Members' equity, January 1, 2000 .   $ 16,916,309

Net income .......................        551,520

Distributions ....................     (1,517,760)

Cumulative translation adjustment      (1,299,440)
                                     ------------


Members' equity, December 31, 2000     14,650,629

Net loss .........................       (548,830)

Contributions ....................      5,817,006

Distributions ....................     (1,066,940)

Cumulative translation adjustment        (506,043)
                                     ------------


Members' equity, December 31, 2001     18,345,822

Net loss .........................     (2,817,152)

Contributions ....................          4,491

Cumulative translation adjustment       1,749,377
                                     ------------


Members' equity, December 31, 2002   $ 17,282,538
                                     ------------




  See accompanying notes to the consolidated financial statements.



Ridgewood UK, LLC
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

                                        2002           2001           2000
                                    -----------    ------------   -----------
Net income (loss) ...............   $     --       $  (548,830)   $   551,520
                                                                   (2,817,152)

Cumulative translation adjustment     1,749,377       (506,043)    (1,299,440)
                                    -----------    -----------    -----------

Comprehensive loss ..............   $(1,067,775)   $(1,054,873)   $  (747,920)
                                    -----------    -----------    -----------



    See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                         For the Year Ended December 31,
                                   --------------------------------------------

                                        2002             2001           2000
                                   -------------    -------------  ------------

Cash flows from operating
 activities:
Net income (loss) ..............   $ (2,817,152)   $   (548,830)   $    551,520

Adjustments to reconcile net
 income (loss) to cash flows
 provided by operating
 activities, net of
 businesses acquired:
   Depreciation and
    amortization ...............      2,978,809       2,042,387       1,458,040
   Vesting of employee stock
    options ....................        309,217            --              --
   Minority interest in CLPE
    Holdings, Ltd ..............       (779,603)       (170,920)
   Writedown of investments in
    power generation project ...        854,367            --              --
   Equity in earnings in Spanish
    landfill projects ..........        (94,781)        (18,336)           --
   Changes in assets and
    liabilities, net of
    businesses acquired
     (Increase) decrease in
       accounts receivable,trade       (835,800)     (1,334,833)        761,017
     (Increase) decrease in
       other assets ............       (108,086)        716,373         672,968
     (Decrease) increase in
       accounts payable and
       accrued expenses ........       (167,553)        720,213      (3,339,811)
     (Decrease) increase in
       deferred income taxes ...       (259,482)        333,812         343,081
     Increase in other
      non-current liabilities ..         72,826            --              --
                                   ------------    ------------    ------------

       Total adjustments .......      1,969,914       2,288,696        (104,705)
                                   ------------    ------------    ------------


   Net cash (used in) provided
    by operating activities ....       (847,238)      1,739,867         446,815
                                   ------------    ------------    ------------


Cash flows from investing
 activities:
Capital expenditures ...........     (3,358,550)     (6,847,325)           --
Investment in Spanish landfill
 projects ......................       (395,887)           --              --
Cash paid for acquired
 businesses, net of cash
 received ......................           --        (3,627,867)           --
                                   ------------    ------------    ------------


  Net cash used in investing
   activities ..................     (3,754,437)    (10,475,192)           --
                                   ------------    ------------    ------------


Cash flows from financing
 activities:
Borrowings from bank ...........      5,504,004       3,438,589       2,468,383
Repayments of bank debt ........       (866,895)       (600,803)     (1,119,256)
Short term advances from
 affiliates ....................        192,103         272,040            --
Distributions to member ........           --        (1,066,940)     (1,517,760)
Cash contributions from member .           --         5,817,006            --
                                   ------------    ------------    ------------


  Net cash provided by (used in)
   financing activities ........      4,829,212       7,859,892        (168,633)
                                   ------------    ------------    ------------


Effect of exchange rate on cash
 and cash equivalents ..........        270,873        (101,923)       (252,061)
Net increase (decrease) in cash
 and cash equivalents ..........        498,410        (977,356)         26,121
Cash and cash equivalents at
 beginning of period ...........      2,426,888       3,404,244       3,378,123
                                   ------------    ------------    ------------


Cash and cash equivalents at
 end of period .................   $  2,925,298    $  2,426,888    $  3,404,244
                                   ------------    ------------    ------------




    See accompanying notes to the consolidated financial statements.

Ridgewood UK, LLC
Notes to Consolidated Financial Statements                              Page 8
-------------------------------------------------------------------------------

1. Organization and Business Activity

On May 27, 1999, Ridgewood UK, LLC was formed as a Delaware limited liability company (the "Company"). The members of the Company are Ridgewood Electric Power Trust V ("Trust V") and The Ridgewood Power Growth Fund (the "Growth Fund") (collectively the "Trusts"), both Delaware business trusts. Trust V is managed by Ridgewood Renewable Power LLC, its managing shareholder. The Growth Fund is managed by Ridgewood Renewable Power LLC and Ridgewood Power VI LLC, its managing shareholders.

On June 30, 1999, Trust V contributed $16,667,567 to the Company and the Company's wholly- owned subsidiary, Ridgewood UK Ltd. ("UK Ltd."), purchased six landfill gas power plants located in the United Kingdom. The total purchase price was $16,436,548 in cash, including $617,567 of acquisition costs. During 2001, the Growth Fund contributed $5,817,006 to the Company in return for an equity share of approximately 30%. Bank financing and approximately $3,400,000 of the invested funds were used to acquire four landfill gas power plants with a capacity of 5.3 megawatts. The total purchase price of the acquired plants was approximately $5,800,000, of which $2,100,000 was assigned to the electric power sales contracts acquired, which will be amortized over the life of the contract (15 years). The remaining invested funds of $2,000,000 were used in the October 16, 2001 merger described below.

Under the terms of a merger agreement (the "UK Merger"), on October 16, 2001, UK Ltd., through the issuance of approximately 24% of UK Ltd. shares and $2,000,000 cash, acquired certain of the assets and liabilities of CLP Services, Ltd., CLP Development, Ltd and CLP Envirogas, Ltd. (collectively the "Management and Development Companies") and the equity and debt of new landfill projects. The Management and Development Companies previously developed the various landfill gas projects and managed and operated the projects after they were sold to UK Ltd. As a result of the acquisition, UK Ltd. now provides its own operation, management and development services. UK Ltd. was renamed CLP Envirogas Limited in 2001. Trust V and the Growth Fund own approximately 70% and 30%, respectively, of the Company. The Company, in turn, owns approximately 76% of UK Ltd.

The Company owns 15 plants with an installed capacity of 25.5 megawatts and sells the electricity under 15 year contracts to a quasi-autonomous non-governmental organization that purchases electricity generated by renewable sources on behalf of all British utilities. The Company has 10 additional projects under development. In the fourth quarter of 2002, the Company decided not to continue the development of two of the plants it received as part of the 2001 UK Merger. As a result of this decision, the Company recorded a writedown of $854,367 to adjust the carrying value of the projects to zero The writedown has been presented as a separate line item under other operating expenses in the Consolidated Statements of Operations.

In addition to the plants located throughout the United Kingdom, the Company has a 50% ownership in CLP Organogas SL ("Organogas"), a 2 megawatt plant located in Seville, Spain. The Company obtained its interest in Organogas, as well as a 50% interest in CLP Envirogas, SL, ("Envirogas"), a management and development service company also located in Seville, Spain, as part of the UK Merger.

2. Summary of Significant Accounting Policies

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All material intercompany transactions have been eliminated.

The Company uses the equity method of accounting for its investments in affiliates which are 50% or less owned if the Company has the ability to exercise significant influence over the operating and financial policies of the affiliates but does not control the affiliate. The Company's share of the earnings of the affiliates is included in the Consolidated Statements of Operations. Critical accounting policies and estimates The preparation of consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including provision for bad debts, carrying value of investments, amortization/depreciation of plant and equipment and intangible assets, and recordable liabilities for litigation and other contingencies. The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards and Disclosures

SFAS 141
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, which eliminates the pooling-of-interest method of accounting for business combinations and requires the use of the purchase method. In addition, SFAS 141 requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. SFAS 141 is effective for business combinations initiated after June 30, 2001. The Company adopted SFAS 141 on July 1, 2001, with no material impact on the financial statements.

SFAS 142
In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. The Company adopted SFAS 142 effective January 1, 2002, with no material impact on the financial statements.

SFAS 143
In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Company.

SFAS 144
In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of. For long-lived assets to be held and used, SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of, SFAS 144 establishes a single accounting model based on the framework established in SFAS 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations and replaces the provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of segments of a business. SFAS 144 also broadens the reporting of discontinued operations. The Company adopted SFAS 144 effective January 1, 2002, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt SFAS 145 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Company.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Company will adopt SFAS 146 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Company.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002 with no material impact to the financial statements.

Cash and cash equivalents
The Company considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents. Cash and cash equivalents consist of commercial paper and funds deposited in bank accounts.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contracts. Adjustments are made to reflect actual volumes delivered when the actual information subsequently becomes available. Billings to customers for power generation generally occurs during the month following delivery. Final billings do not vary significantly from estimates. Interest income is recorded when earned and dividend income is recorded when declared.

Foreign currency translation
The British Pound Sterling is the functional currency of the Company's operating subsidiaries. The consolidated financial statements of the Company's non-United States subsidiaries are translated into United States dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account in the members' equity section of the Consolidated Balance Sheets.

Impairment of Long-Lived Assets and Intangibles
In accordance with the provisions of SFAS No. 144, the Company evaluates long-lived assets, such as fixed assets and intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the discounted cash flows attributable to the asset or the estimated fair value of the asset.

Plant and equipment
Plant and equipment, consisting principally of electrical generating equipment, is stated at cost. Major renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred. The Company periodically assesses the recoverability of plant and equipment, and other long-term assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, which ranges from 4 to 20 years with a weighted average of 15 years at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002, 2001 and 2000, the Company recorded depreciation expense of $1,555,489, $1,105,191 and $730,635, respectively.

Electric power sales contracts and other intangibles A portion of the purchase price of the landfill gas power plants was assigned to the electric power sales contracts and is being amortized over the 15 year life of the contracts on a straight-line basis. During the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense of $1,423,320, $937,196 and $727,405, respectively.

The Company expects to record amortization expense during the next five years as follows:

                                 Year Ended
                                December 31,         Amortization

                                   2003                $1,423,320
                                   2004                 1,423,320
                                   2005                 1,423,320
                                   2006                 1,423,320
                                   2007                 1,423,320

Supplemental cash flow  information
Total interest paid during the years ended December 31, 2002, 2001 and 2000 was $1,765,644, $961,246 and $553,003, respectively.

For the year ended December 31, 2001 the Company paid income taxes of $27,385.

In accordance with the UK Merger agreement, on October 16, 2001 the Company issued 3,500,000 shares of UK Ltd. to a minority member.

Significant customers
The Company sells all of the electricity it produces to quasi-autonomous non-governmental organizations that purchase electricity generated by renewable sources (such as landfill gas power plants) on behalf of all British utilities in order to meet British environmental protection goals.

Stock-Based Compensation
The Company has a plan which allows for the granting of stock options. The Company applies FASB No. 123, Accounting for Stock-Based Compensation, in accounting for its stock option grants. Accordingly, compensation expense is recognized for fixed stock options as if the fair value of all stock options as of the grant date were recognized as expense over the vesting period in accordance with SFAS No. 123. The outstanding stock option grants vest over a three year period and have an exercise life of ten years from the date of grant. For the year ended December 31, 2002, the Company recorded compensation expense of $309,217.

Income taxes
The Company recorded a provision for United Kingdom income taxes of $307,235 and $178,274 for the years ended December 31, 2001 and 2000, respectively on foreign loss of $548,830 and foreign income of $551,520 for the years ended December 31, 2001 and 2000, respectively. For the year ended December 31, 2002, the Company recorded an income tax benefit of $168,847 on foreign loss of $2,817,152. The income tax benefit/provision recorded is 30%, the statutory corporate tax rate of the United Kingdom. At December 31, 2002 and 2001, the Company had a deferred tax liability of $918,249 and $1,081,202, respectively. The significant component of the Company's deferred income tax liability is attributable to the accelerated depreciation on its plant and equipment.

The Company does not pay or record United States income taxes on the undistributed earnings of its foreign subsidiaries, where management has determined that the earnings are permanently reinvested in the entities that produced them. The cumulative undistributed earnings are included in "Member's Equity" on the Consolidated Balance Sheets. No provision is made for United States income taxes in the accompanying consolidated financial statements as the United States income or loss of the Company is passed through and included in the tax returns of the members.

The following is a reconciliation of the income tax benefit computed using the statutory foreign income tax rate to the actual income tax (benefit) expense and its effective income tax rate.

                                              As of December 31,
                                         2002                     2001
                               ------------------------   ---------------------
                                  Amount        Percent    Amount       Percent
                                               of pretax              of pretax
                                                income                  income
                               -------------   --------   ---------    --------

Income tax benefit at
 foreign statutory rate .....   $(1,129,680)    (30.0%)   $(123,755)    (30.0%)
Amortization of foreign
 intangibles ................       524,528      13.9%      281,159      68.2%
Other .......................       436,305      11.6%      149,831      36.3%
                                -----------    --------     --------    -------
 Income tax (benefit) expense      (168,847)     (4.5%)     307,235      74.5%
                                -----------    --------     --------    -------


Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes.

3.  Long-Term Debt

Following is a summary of long-term debt at December 31, 2002 and 2001:

                                           2002                     2001
                                     ---------------          ----------------

Bank loans payable                      $20,961,279               $14,487,733
Less - Current maturity                  (1,118,497)                 (609,550)
                                     ----------------         ----------------
Total long-term debt                    $19,842,782               $13,878,183

                                     ----------------         ----------------

In 2001, the Company renegotiated the terms of its long-term debt with its bank. The renegotiated bank loans are repayable in semi annual installments each March 31st and September 30th through September 30, 2014. $10,305,507 of the outstanding debt bears interest at 7.17%, while $10,655,772 of the outstanding debt bears interest at 7.82%. The notes are collateralized by substantially all of the assets of the projects and the credit agreement requires the Company to maintain a debt service coverage ratio of 1.4 to 1. At December 31, 2002, the Company's outstanding debt was current and in good standing with its bank.

Scheduled principal repayments of long-term debt are as follows:

                                    Year Ended
                                    December 31,               Payment

                                        2003                 $ 1,118,497
                                        2004                   1,286,193
                                        2005                   1,462,658
                                        2006                   1,649,195
                                        2007                   1,793,586
                                     Thereafter               13,651,150
                                                              ----------
                                       Total                $ 20,961,279
                                                             ===========

4.  Fair Value of Financial Instruments

At December 31, 2002 and 2001, the carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and long- term debt approximates their fair value.

5.  Electric Power Sales Contracts

The Company is committed to sell all of the electricity it produces to quasi-autonomous non-governmental organizations that purchase electricity generated by renewable sources (such as landfill gas power plants) on behalf of all British utilities in order to meet British environmental protection goals. The electricity prices are adjusted annually by a factor equal to the percentage increase in the United Kingdom Retail Price Index.

6.  Acquisition of Businesses

Under the terms of the UK Merger, on October 16, 2001, UK Ltd., through the issuance of approximately 24% of its shares and $2,000,000 cash, acquired certain of the assets and liabilities of CLP Services, Ltd., CLP Development, Ltd and CLP Envirogas, Ltd. and the equity and debt of new landfill projects. The Management and Development Companies previously developed the various UK Landfill Gas Projects and managed and operated the projects after they were sold to UK Ltd. As a result of the acquisition, UK Ltd. now provides its own operation, management and development services. UK Ltd. was renamed CLP Envirogas Limited in 2001.

In return for the stock issuance and $2,000,000 cash, UK Ltd. received plant and equipment valued at approximately $4,201,000, a 50% equity interest in landfill projects valued at approximately $744,000, cash of $454,000 and other assets with an approximate value of $1,000,000. In accordance with the UK Merger agreement, UK Ltd. assumed liabilities of approximately $3,058,000. The Company assigned the electric power sales contacts and other intangibles acquired a value of $6,781,000, which will be amortized over the 15 year life of the contact.

At October 16, 2001 the Management and Development Companies acquired had net assets of approximately $1,000 and had recognized no profit or loss for the period of January 1, 2001 to October 16, 2001. In addition, all the landfill projects acquired as part of the merger, except one, were new construction and were near completion. The one project that was completed had just begun operating. Since the projects had no operating results and the Management and Development Companies had no income or loss and had minimal net assets, the Company's pro forma results of operations as if the merger had taken place on January 1, 2001 would not be significantly different than the Company's current results as stated in the Consolidated Statements of Operations.


7.  Investments

The Company owns a 50% interest in CLP Organogas SL , a 2 megawatt plant located in Seville, Spain. The Company obtained its interest in Organogas, as well as a 50% interest in CLP Envirogas SL (collectively the "Spanish landfill projects"), a management and development service company also located in Seville, Spain, as part of the UK Merger. The Company accounts for its ownership in the Spanish landfill projects under the equity method of accounting. The equity earnings of the projects have been included in the Company's consolidated financial statements from the date of investment. As discussed in Note 10, the Company transferred its interest in the Spanish landfill projects during the first quarter of 2003.

8. Transactions with Affiliates

Through October 16, 2001, CLP Services Limited ("CLPS"), provided day-to-day services to the projects. CLPS was paid a flat fee of approximately 1.2 cents per kilowatt-hour for those services (adjusted for increases in the Retail Price Index) and was eligible for bonus payments if a project's actual annual electricity output exceeds 90% of its capacity. CLPS was also paid approximately $88,000 per year (also adjusted for increases in the Retail Price Index) for management services for the various companies owning the ten existing projects. The gas extraction and cleaning systems for the landfills was operated by CLPS for no additional cost. The acquisition of CLPS by the Company on October 16, 2001 effectively terminated the agreement making the Company responsible for its own operating expenses, which include development and administrative, operation, labor and maintenance activities for all of its UK Projects.

At December 31, 2002 and 2001, the Company had outstanding payables, with the following affiliates:

                                    2002               2001
                                -------------      -------------
  Trust V                          $ 245,334          $ 107,165
  Growth Fund                        218,809            164,875

From time to time, the Company records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest.

9.  Agreements to Issue Additional Shares of UK Ltd

Certain unrelated shareholders of UK Ltd. are attempting to renovate certain older projects in the United Kingdom. Under the terms of the UK Merger agreement, if they are successful in renovating these projects and the projects meet certain performance tests, UK Ltd. will be obligated to acquire the renovated projects in exchange for the issuance of additional shares in UK Ltd. The number of shares to be issued is dependent on the projected financial performance of the renovated projects. If UK Ltd issues the maximum number of shares to acquire the renovated projects, the Company's ownership of UK Ltd. would fall from 76.3% to 63.5%. During 2002, the parties mutually agreed that UK Ltd. would not acquire the defined older projects and would not be required to issue any additional shares in relation to these projects.

Under the terms of the UK Merger, certain directors and employees of CLPS have received vested options to acquire shares in UK Ltd. The price to exercise the options is equal to the share price of UK Ltd. at the time of the merger. If all the options were exercised, UK Ltd. would receive approximately $2.9 million from the exercise of the options and the Company's ownership of UK Ltd. would fall from 76.3% to 67.2%.

10. Subsequent Event

During the first quarter of 2003, the Company entered into an agreement with one of its minority shareholders. Under the terms of the agreement, the Company transferred its 50% interest in the Spanish landfill projects in return for a portion of the minority shareholder's interest in the Company. As a result of the transaction, the Company increased its ownership in UK Ltd. from 76.3% to 88.3%.